UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34012 / September 15, 2020

In the Matter of

OWL ROCK CAPITAL CORPORATION II
OWL ROCK CORE INCOME CORP.
OWL ROCK CAPITAL ADVISORS LLC
399 Park Avenue, 38th Floor
New York, NY 10022

(812-15095)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF
THE ACT

Owl Rock Capital Corporation II, Owl Rock Core Income Corp. and Owl Rock Capital Advisors
LLC filed an application on February 14, 2020, and amendments to the application on May 29,
2020 and June 30, 2020, requesting an order under section 6(c) of the Investment Company Act
of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act.
The order permits certain closed-end management investment companies that have elected to be
regulated as a business development companies to issue multiple classes of shares with varying
sales loads and asset-based service and/or distribution fees.

On August 17, 2020, a notice of the filing of the application was issued (Investment Company
Act Release No. 33972). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of Owl Rock Capital Corporation II, Owl Rock Core Income Corp.
and Owl Rock Capital Advisors LLC (File No. 812-15095),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary